                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                Primus Telecommunications Group, Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)



                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  741929 10
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               -----------------

-----------------------                                    ---------------------
  CUSIP No. 741929 10                   13G                  Page 2 of 6 pages
-----------------------                                    ---------------------


--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
             K. Paul Singh

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A

--------------------------------------------------------------------------------
                       5.   SOLE VOTING POWER
                              4,375,030*

    NUMBER OF         ----------------------------------------------------------
     SHARES            6.   SHARED VOTING POWER
  BENEFICIALLY                0*
    OWNED BY
      EACH            ----------------------------------------------------------
    REPORTING          7.   SOLE DISPOSITIVE POWER
     PERSON                   3,978,202*
      WITH
                      ----------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER
                              396,828*

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,375,030*

--------------------------------------------------------------------------------
 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES*                                                     [_]

--------------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        24.61%

--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON

        IN

--------------------------------------------------------------------------------

*  See Item 4.

Item 1(a).    Name of Issuer:

              Primus Telecommunications Group, Incorporated

Item 1(b).    Address of Issuer's Principal Executive Offices:

              2070 Chain Bridge Road
              Suite 425
              Vienna, VA  22182


Item 2(a).    Name of Person Filing:

              K. Paul Singh

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              Mr. Singh's business address is:
              2070 Chain Bridge Road
              Suite 425
              Vienna, VA  22182

Item 2(c).    Citizenship

              United States of America

Item 2(d).    Title of Class of Securities.

              Common Stock

Item 2(e).    CUSIP Number

              741929 10


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not applicable



                                Page 3 of 6 Pages

Item 4.       Ownership

              (a)   Amount beneficially owned:

                    4,375,030**

                    **   Such amount includes (i) 3,600,416 shares owned by Mr.
                    Singh, (ii) 377,786 shares owned by Mr. Singh's wife and child, and (iii) 396,828 shares held by a series of revocable trusts of which Mr. Singh is the trustee and pursuant to which Mr. Singh has sole voting power and shared dispositive power.

              (b)   Percent of class:

                    24.61%

              (c)   Number of shares as to which such person has:

                    (i)      Sole power to vote or to direct the vote:

                             4,375,030

                    (ii)     Shared power to vote or to direct the vote:

                             0

                    (iii) Sole power to dispose or to direct the disposition of:

                             3,978,202

                    (iv) Shared power to dispose or to direct the disposition of:

                             396,828

Item 5.       Ownership of Five Percent of Less of a Class

              Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable


                                Page 4 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable

Item 8.       Identification and Classification of Members of the Group.

              Not applicable

Item 9.       Notice of Dissolution of Group.

              Not applicable

Item 10.      Certification

              Not applicable



                                Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 6, 1997
                                           -----------------------------------
                                           (Date)

                                           /s/ K. PAUL SINGH
                                           -----------------------------------
                                           (Signature)

                                           K. Paul Singh
                                           -----------------------------------
                                           (Name)








                               Page 6 of 6 Pages